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                                                            February, 22nd, 2006


Maureen Bauer
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0306

Re:   W3 Group, Inc
      4.01 Form 8-K dated 14 February, 2006-02-22
      Filed February 15, 2006
      File No. 0-27083

Dear Ms Bauer,

In response to your letter of February, 16, 2006, I would like to respond to your comments in point order.

      1. The First Paragraph of Item 4.01 disclosure to state the effective date of Resignation of Donahue Associates, LLC, as required by Item 301(a)(1)(i) of Regulation S-B has been expanded as requested

      2. The last sentence of the second paragraph of Item 4.01 has been revised to comply with Item 304(a)(1)(iv)(A) as required.

      3. Please see attached copy of amended 8-K/A which included an Exhibit 16 letter from the former accountants stating that the accountant agrees with our ITME 304 disclosures.

      4. Filer support has been contacted by the company regarding the Company's name change.

      5. The Company acknowledges that Company is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,



Ian Warwick
President

Att Exhit 16 letter

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-K/A
                                 CURRENT REPORT

     PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

      Date of Report (Date of earliest event reported): February 14, 2006


                              Aftersoft Group, Inc.
             (Exact name of registrant as specified in its charter)


                                     0-27083
                            (Commission File Number)


             Delaware                                 84-1108035
  (State or other jurisdiction              (IRS Employer Identification No.)
        of incorporation)


        Savannah House 5th Floor, 11 Charles II Street, London, SW1Y 4QU
              (Address of principal executive offices) (Zip Code)


                                +44 207 451 2468
               Registrant's telephone number, including area code

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)

|_| Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4(c)

ITEM 4.01 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

On February 14, 2006, the Registrant was informed in writing that its independent accountant, Donahue Associates, LLC.("Donahue") had resigned effective February 14th, 2006. The Registrant's Board of Directors has accepted the resignation of Donahue and has appointed Corbin & Company LLP ("Corbin") as its independent accountant from December 20, 2005. Corbin will perform the annual audit of Registrant's financial statements for the year ended June 30, 2006.

In connection with Donahue's services to the Company, in the fiscal year ended December 31, 2004, Donahue prepared a report dated March 25,2005 on the Company's financial statements for the fiscal year ended December 31, 2004 and 2003. The report did not contain an adverse opinion or disclaimer of accounting principles. The opinion was qualified, however, as to the Company's ability to sustain itself as a going concern without securing additional funding. As required by Item 304(a)(1)(iv)(A) the Company can confirm that during the most recent two fiscal years and the subsequent interim periods through February 14, 2006, there were no disagreements with Donahue Associates, LLC, on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of Donahue would have caused Donahue to make reference thereto in Donahue's report on the financial statements for such period.

The Company provided Donahue with a copy of the foregoing disclosures and requested that Donahue furnish a letter addressed to the Securities and Exchange Commission stating whether or not Donahue agrees with the above statements.

During the two most recent fiscal years and through December 20, 2005, the Company has not consulted with Corbin regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report was provided to the Company or oral advice was provided that Corbin concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, or a reportable event.

Item 9.01 Financial Statements and Exhibits.

EXHIBIT     NUMBER DESCRIPTION

16.1 Letter from Donahue to the Securities and Exchange Commission dated February 14 , 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   Aftersoft Group, INC.
                                   (Registrant)


Date: February 14, 2006            s.s. Ian Warwick
                                   ------------------
                                   Ian Warwick President
                                   (Officer duly authorized to sign this report)

Exhibit 16.1

                             Donahue Associates, LLC
                              27 Beach Road, C05-A
                        Monmouth Beach, New Jersey, 07750

February 14, 2006-02-20

United States Securities & Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

      Re:   Aftersoft Group, Inc. (formerly W3 Group, Inc.)
            File Number 0-27083

Dear Commissioners,

We previously acted as independent accountants to audit the financial statements of W3 Group, Inc. We are no longer acting as independent accountants to the Company.

This letter will confirm that I have reviewed Item 4.01 of the Company's Form 8-K dated February 14, 2006 captioned "Changes in Registrant's Certifying Accountants" and that we agree with the statements made therein as they relate to us.

I hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Sincerely,


Donahue Associates, LLC